Form G-FIN

Rec'd 10/10/06

08051125

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-374

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 10 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the financial institution:

   Central Trust Bank

   B. Address of principal office of financial institution:

   238 Madison Street, Jefferson City MO 65101

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   D. Mailing address if different from (B) or (C):

   PROCESSED
   NOV 13 2006
   THOMSON FINANCIAL

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Ginni Weavers	Brokerage Operations Manager	573-634-1276

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   Please see attached list.

pt 4/9

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Perdue	Don	R.	Executive Vice President
Sandison	Phylos	J.H.	Vice President, Manager Fixed Income Trading
Weavers	Ginni	L.	2nd Vice President / Manager Brokerage Operations

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Ginni	L.	Weavers	Brokerage Operations Manager

Manual Signature: Ginni Weavers

Date: 9-25-06

Central Bank Branch Offices

Bank	Street	City	State	Zip	Telephone #	Fax #
Central Bank	500 Madison	Jefferson City	MO	65101	573-634-1294	573-634-1263
Central Bank	410 Market Street	Fulton	MO	65251	573-642-6618	573-642-6570
Central Bank	238 Madison	Jefferson City	MO	65101	573-634-1234	573-634-1359
Central Bank	3533 Country Club Drive	Jefferson City	MO	65101	573-634-1101	573-634-1348
Central Bank	329 South Oak	California	MO	65018	573-796-3123	
Central Bank	111 E. Miller St	Jefferson City	MO	65101	573-634-1297	
Jefferson Bank	700 Southwest Blvd.	Jefferson City	MO	65109	573-634-0895	573-634-0816
Jefferson Bank	1910 Southwest Blvd.	Jefferson City	MO	65109	573-634-0800	
Ozark Mtn Bank	400 S. Business 65 Highway	Branson	MO	65616	417-334-4355	417-334-5428
Central Bank of Lake of the Ozarks	3848 Highway 54	Osage Beach	MO	65065	573-348-2761	
Central Bank of Lake of the Ozarks	6011 Highway 54	Osage Beach	MO	65065	573-348-5421	573-348-3461
Central Bank of Lake of the Ozarks	140 E. Highway 54	Camdenton	MO	65020	573-346-2203	573-346-6390
Central Bank of Lake of the Ozarks	603 East North Street	Eldon	MO	65026		
First National Bank of Missouri	609 N. 291 Highway, P.O. Box 1400	Lee's Summit	MO	64086	816-525-5300	816-525-5345
Third National Bank	301 W. Broadway, P.O. Box 351	Sedalia	MO	65301	660-827-3338	660-827-6635
Boone County National Bank	720 E. Broadway, P.O. Box 678	Columbia	MO	65201	573-874-8487	573-874-8454
First National Bank of St. Louis	7707 Forsyth Blvd.	St. Louis	MO	63105	314-746-4616	314-746-4653
First National Bank of St. Louis	12230 Manchester Rd.	Des Peres	MO	63131	314-966-8100	
City Bank	Fifth & Coates, P.O. Box 160	Moberly	MO	65270	660-263-1234	660-263-7366
First National Bank of Audrain Co.	203 E. Liberty, P.O. Box 98	Mexico	MO	65265	573-581-2388	573-581-1478
Empire Bank	1800 S. Glenstone, P.O. Box 3397	Springfield	MO	65808	417-881-3100	417-890-2214
First Central Bank	401 North Maguire	Warrensburg	MO	64093	660-429-2101	660-429-1231
First Community Bank	4880 S. Lewis	Tulsa	OK	74105	918-764-1307	